Exhibit d.1

STATE OF CONNECTICUT
DEPARTMENT OF PUBLIC UTILITY CONTROL
TEN FRANKLIN SQUARE
NEW BRITAIN, CT 06051



DOCKET NO. 98-10-
08RE02
DPUC REVIEW OF THE CONNECTICUT LIGHT AND
POWER COMPANY'S DIVESTITURE PLAN - SALE
OF ASSETS




September 15, 1999

By the following Commissioners:


Donald W. Downes
Glenn Arthur
Linda Kelly Arnold




                               DECISION




TABLE OF CONTENTS
I.  INTRODUCTION	1
A.  SUMMARY	1
B.  BACKGROUND OF THE PROCEEDING	2
C.  CONDUCT OF THE PROCEEDING	2
D.  PARTIES AND INTERVENORS	2
II. DEPARTMENT ANALYSIS	3
A.  JOINT APPLICATION	3
B.  CL&P APPLICATION ON CALCULATION OF PROCEEDS	5
III.FINDINGS OF FACT	6
IV.	Conclusion and Orders	7
A.	CONCLUSION	7
B.	ORDERS	7



                                 DECISION

I.	INTRODUCTION

A.	SUMMARY

	In this Decision, the Department of Public Utility Control approves the sale of The Connecticut Light and Power Company's non-nuclear generating assets pursuant to the Company's Divestiture Plan as approved by the Department in the Decision dated January 8, 1999, in this docket. The sale of the generating assets was conducted by the Department through its consultant, J. P. Morgan, as authorized by Section 6 of Public Act 98-28, An Act Concerning Electric Restructuring.

NRG, a wholly-owned subsidiary of Northern States Power Company, is purchasing 2235 MW of fossil generating assets consisting of four plants in Connecticut. NGC is purchasing 1057 MW of CL&P's hydroelectric generating assets as well as 272 MW representing the ownership share of Western Massachusetts Electric Company in the same assets, for a total of 1329 MW. NGC is an unregulated subsidiary of NU Enterprises, Inc., which is a wholly-owned subsidiary of Northeast Utilities, the parent company of CL&P and Western Massachusetts Electric. The sale to NGC involves 10 hydroelectric facilities in Connecticut and the Northfield Mountain System located in Massachusetts. The sale price for the hydroelectric facilities is $865.5 million. NGC as the purchaser of the hydroelectric facilities is required to observe certain land use conditions imposed by the Department in approving CL&P's divestiture plan.

	The Department also makes certain findings that are necessary for the generating assets to qualify as "exempt wholesale generators" since the purchasers intend to operate them solely for the purpose of wholesale sales. In addition, since Select Energy, an unregulated affiliate of CL&P, will be providing some or all of the electricity supply necessary for CL&P's standard offer service and will be contracting with NGC to do so, the Department makes other findings that the arrangement will benefit consumers; does not violate any State law; would not provide NGC with an unfair competitive advantage by virtue of its association with CL&P, and is in the public interest.

	In approving the sale of these assets, the Department finds that the sales price exceeds book value; the purchasers meet applicable qualifications established by federal law and regulation; the sale was conducted in accordance with the divestiture plan approved by the Department; the purchasers will preserve labor agreements in effect at the time of sale, and that the sale will result in a net benefit to customers.

	The Department also approves the methodology for CL&P to calculate the proceeds of the sale of assets with the exception of the Devon Station gas turbines lease. The Department reserves judgment on the lease and the dollar values of the other expenses until actual costs are known.


B.	BACKGROUND OF THE PROCEEDING

	By letter dated June 18, 1999, The Connecticut Light and Power Company (CL&P or Company) requested that the Department of Public Utility Control (Department) reopen the instant docket for the limited purpose of considering the results of the auction of the Company's non-nuclear generating assets and the sale of the assets.

By Decision dated June 30, 1999, the Department reopened the instant docket for the limited purposes requested by the Company.

	By Joint Application dated July 19, 1999 (Joint Application), The Company, Western Massachusetts Electric Company (WMECO), J. P. Morgan Securities, Inc. (J. P. Morgan), NRG Energy, Inc. (NRG) and Northeast Generation Company (NGC) requested Department approval of the results of the auction of the non-nuclear generating assets of the Company pursuant to Public Act 98-28, An Act Concerning Electric Restructuring (Act).

	By separate application dated July 19, 1999 (CL&P Application), the Company requested Department approval of CL&P's proposed sale proceeds calculation.

C.	CONDUCT OF THE PROCEEDING

By Notice of Reopened Hearing dated July 9, 1999, the Department indicated its intention to conduct a public hearing in this matter on August 16, 1999. By Notice of Rescheduled Hearing dated July 22, 1999, the hearing was rescheduled to August 11, 1999. The hearing was held on the date in the Department's offices, Ten Franklin Square, New Britain, CT.

	The Department issued a draft Decision in this matter on August 27, 1999. Parties and intervenors were provided an opportunity to provide written exceptions to and give oral argument on the draft Decision.

D.	PARTIES AND INTERVENORS

Parties and intervenors to the original docket maintained their status in the instant proceeding. In addition, the Department designated J. P. Morgan, 60 Wall Street, New York, NY 10260-0060, NGC, P.O. Box 270, Hartford, CT 06141-0270, and NRG, 1221 Nicollet Mall, Suite 700, Minneapolis, MN 55403, as parties to this proceeding.

II.	DEPARTMENT ANALYSIS

A.	JOINT APPLICATION

Section 6(b)(3) of the Act states that:

the department shall not approve a sale [of a non-nuclear generating asset] unless (A) the sale price . . . equals or exceeds book value for the asset . . . , (B) the department determines the bidder meets all applicable qualifications established by federal law and regulation, (C) the sale is conducted in accordance with the divestiture plan as approved by the department, (D) the bidder proves to the satisfaction of the department that the bidder will preserve labor agreements in effect at the time of the sale, and
(E) the sale will result in a net benefit to ratepayers, as determined by the department. Transfer in ownership of any asset shall not occur until the department determines the purchaser is fully qualified to provide electric generation services pursuant to section 16-245 of the general statutes, as amended by this act, or pursuant to applicable federal law and regulation.

	According to the Joint Application, the Company has entered into a Purchase and Sale Agreement with NRG to divest 2235 megawatts (MW) of fossil generating assets for $460 million subject to certain costs that will be known at closing. The Company and WMECO entered into a Purchase and Sales Agreement to divest 1329 MW of hydroelectric generation assets (1057 of CL&P's and 272 MW of WMECO's) to NGC, an unregulated affiliate of CL&P and WMECO. The hydroelectric assets have a sale price of $865.5 million subject to certain costs that will be known at closing. Joint Application, pp. 8 and
9. NGC is purchasing the hydroelectric facilities subject to land use restrictions set forth in agreements between CL&P and the Connecticut Department of Environmental Protection (DEP) and between CL&P and certain municipalities. Id., Exhibit 4, p. 7. All assets were sold subject to the Memorandum of Understanding between CL&P and DEP adopted in the January 8, 1999 Decision in the instant docket (Original Decision).

	A Company witness testified that the sale price of the fossil assets is
5.3 times book value and the winning bid for the hydroelectric assets is 6.9 times book value. Both these figures are as of December 31, 1998. Joint Application, Exhibit 2, p. 5.

	Based on the evidence presented, the Department finds that the sale prices for both the fossil and hydroelectric assets exceed their respective book values, as required by Section 6(b)(3)(A) of the Act.

	In accordance with Section 6(b)(2) of the Act, the Department hired J.P. Morgan to act as its agent and conduct the auction. J. P. Morgan filed testimony as part of the Joint Application describing the auction process and the steps taken to meet the requirements of the Original Decision, which approved CL&P's divestiture plan. J. P. Morgan further testified that the auction process was conducted in a commercially reasonable manner as required by Section 6(b)(1) of the Act, and met all the requirements of Section
6(b)(3) of the Act.  Joint Application, Exhibit 1, pp. 2-19.

	J. P. Morgan also provided testimony at the hearing describing the auction process and how it and the results comported with the Original Decision and the Act. Tr. 8/11/99, pp. 996-1016.

	In the Original Decision, the Department designated the Utility Operations and Management Analysis Unit (UOMA) of the Department to oversee the auction process " . . . to ensure that the terms of this Decision [the Original Decision] and the Department's engagement with the auction agent are executed and the requirements in the Act are observed." Original Decision, pp. 5 and 6.

	On July 19, 1999, the Department received a position paper from UOMA (UOMA Position Paper), which recommended the results of the auction conducted by J. P. Morgan to the Department for approval. UOMA attested to the integrity of the auction process and the fairness of the results and indicated its support for the Joint Application. UOMA further attested that " . . . the Auction complied with each of the requirements of the . . . Decision . . ." and stated its belief that the requirements of the Act had been met. UOMA Position Paper, pp. 1-4. UOMA reiterated its position and urged Department approval of the auction results in direct testimony at the hearing. Tr. 8/11/99, pp. 1083-1088.

OCC believes because of Department rulings on discovery issues, the record is inadequate as a basis for determining whether the auction was commercially reasonable or whether the sale comported with the Divestiture Plan as approved by the Department or whether the sale results in a net benefit to subscribers. OCC Brief, p. 6.

	The Department has reviewed the evidence presented, some of which was filed as confidential under protective order, and the testimony of the two entities charged with representing the Department in the auction process, J.P. Morgan and UOMA, and finds that the results of the auction meet the requirements of Section 6(b)(3)(B) through (E) of the Act.

	NRG and NGC intend to operate their respective generating facilities exclusively for wholesale sales rather than for sales to end use customers. Therefore, as a condition precedent to closing the respective sales, NRG and NGC each must obtain the determination from the Federal Energy Regulatory Commission (FERC) that it is an "exempt wholesale generator" (EWG) under
Section 32 of the Public Utility Holding Company Act (PUHCA), 15 U.S.C. 79z-5a(c). In this manner, both companies will be allowed to acquire and operate the purchased facilities without causing their parent companies to become subject to restrictions that PUHCA would impose. An eligible facility is one that is used for the generation of electric energy exclusively for sale at wholesale. Further, when the generating asset, formerly used for retail sales and reflected in a regulated utility's rate base is to be removed from rate base and no longer used for retail purposes, the state regulatory commission having jurisdiction over such facilities must make certain findings. The findings are "that allowing such facility to be an eligible facility (1) will benefit consumers, (2) is in the public interest, and (3)
does not violate State law. . . . "  15 U.S.C.  79z-5a(c).  With respect to these findings, the General Assembly has required the divestiture of an electric company's non-nuclear generating assets at this time. The Department gave prior approval to CL&P's divestiture plan in its previous Decision in this docket. The sales price of these assets is far above book value with the net proceeds to be used to reduce costs associated with restructuring. The Department hereby finds that allowing the generating assets to be sold to become eligible facilities under PUHCA (1) will benefit consumers, (2) is in the public interest, and (3) does not violate State law. In so ruling, the Department determines that NRG and NGC are fully qualified to provide electric generation services in accordance with the requirements of Section 6(b)(3) of the Act.

	The Department approved CL&P's procurement of at least 50% of its electricity supply for the standard offer service (SOS) from CL&P's affiliate Select Energy Inc (Select). June 25, 1999 Interim Decision in Docket 99-03-36, DPUC Determination of The Connecticut Light and Power Company's Standard Offer (Interim Decision), p. 4. Select will enter into a contract with NGC under which NGC will be directly or indirectly providing a portion of the electricity supply for CL&P's SOS from the hydroelectric assets it is purchasing from CL&P. Joint Application, Exhibit 4, p. 8. Therefore, additional findings are necessary to allow NGC to qualify as an EWG.
Pursuant to section 32(k) of PUCHA, 15 U.S.C. 79z-5a(k), a state commission having jurisdiction over the retail rates of an electric utility that may enter into a contract to purchase electric energy at wholesale from an EWG that is an affiliate or associate company must make a determination that such commission has sufficient regulatory authority, resources and access to books and records of the electric utility company and any relevant associate, affiliate or subsidiary company to exercise its duties and that the potential transaction (1) will benefit consumers, (2) does not violate any State law,
(3) would not provide NGC any unfair competitive advantage by virtue of its affiliation and association with CL&P; and (4) is in the public interest. In approving the competitive solicitation scheme allowing Select to provide 50 percent of the electricity supply for CL&P's SOS, the Department recognized that Section 20 of the Act allows CL&P to obtain generation capacity from an affiliate to meet its SOS obligation. The fact that NGC is the recommended purchaser of part of CL&P's generating assets and will use them, in part, to sell electricity to Select at wholesale, does not affect the Department's previous determination in Docket No. 99-03-36 that Select's participation in supplying the SOS was fair, reasonable and provided significant benefits to CL&P customers. Interim Decision, pp. 2-4. The Department hereby endorses the necessary findings and determination to allow the transaction to proceed.

B.	CL&P APPLICATION ON CALCULATION OF PROCEEDS

CL&P has calculated the proceeds from the auction using the base purchase price adjusted for estimated transaction costs, items related to the Purchase and Sale Agreements and other closing adjustments. CL&P has not reflected any tax impacts related to the fossil and hydroelectric generation assets divestiture. The Company believes that the Department will address the calculation of the net proceeds (including tax impacts) from the divestiture in Docket No. 99-03-36. CL&P proposes that the Department use this calculation, plus any associated tax adjustments, in Docket No. 99-03-36 to reduce stranded costs for nuclear generation assets as required by the Act. Mahoney PFT, pp. 2, 3 and 4.

The Company estimated the transaction costs include legal; financial; environmental and engineering fees; auction fees to J.P. Morgan, and fees to Morgan Stanley and Co., the Company's auction agent, for its assistance in the preparation for the auction prior to the Company's filing in the original proceeding in the instant docket. Mahoney PFT, Exhibit MJM-1; p. 5. The Company indicated that it would update its estimated transaction costs at the closing of the sale of its fossil and hydroelectric generation assets.

Section 6(a)(2) of the Act defines net proceeds as "the book income from the sale or divestiture of assets, consisting of sales price less reasonable expenses of the sale, related income and other taxes." With the exception of the estimated $53,525,000 cost of terminating the Devon gas turbine lease, the Department believes that the types of transaction costs set forth by CL&P appear to be reasonable expenses of the sale and should be deducted from the sales price. Because the final amounts are currently unknown, the Department limits its approval to the Company's methodology in calculating the non-nuclear divestiture proceeds. The Department will review the actual costs when they are submitted for final approval. The Department will also review the cost of the Devon lease at that time.

III.	FINDINGS OF FACT

1. The sale prices of the fossil and hydroelectric assets are 5.3 and 6.9 times book value, respectively.

2. The Department hired J. P. Morgan to act as its agent and conduct the auction.

3. The Department designated UOMA to oversee the auction process.

4. Both J. P. Morgan and UOMA recommended approval of the auction results.

5. NRG and NGC intend to operate their respective generating facilities exclusively for wholesale sales rather than for sales to end use customers.

6. Both NRG and NGC are fully qualified to provide electric generation services pursuant to applicable federal law as exempt wholesale generators.

7. Some or all of the output of the plants that NGC will acquire will be contracted to another CL&P unregulated generation affiliate, Select Energy, Inc., to supply CL&P's SOS requirements.

8. The Act allows CL&P to obtain generation from an affiliate to meet its SOS obligations.

9. The proposed calculation of the proceeds resulting from the fossil and hydroelectric generation assets auction used the base purchase price adjusted for estimated transaction costs, items related to the Purchase and Sale Agreements, and other closing adjustments.

10. The Company did not include any tax impacts in its proposed calculation.

11. Section 6(a)(2) of the Act defines net proceeds as "the book income from the sale or divestiture of assets, consisting of sales price less reasonable expenses of the sale, related income and other taxes."

12. NRG and NGC meet all applicable qualifications established by federal law and regulation.

13. The sale was conducted in accordance with the divestiture plan approved in the Original Decision.

14. NRG and NGC have proven to the satisfaction of the Department that NRG and NGC will preserve labor agreements in effect at the time of sale.

15. The sale will result in a net benefit to ratepayers.


IV.	CONCLUSION AND ORDERS

A.	CONCLUSION

	Based on the evidence presented, the Department finds that the sale by CL&P of 2235 MW of fossil generating assets to NRG for $460 million less certain costs to be determined at closing meets the requirements of the Original Decision and the Act and is hereby approved. The Department also finds that the sale by CL&P and WMECO of a total of 1329 MW of hydroelectric generating assets to NGC for $865.5 million less certain costs that will be known at closing meets the requirements of the Original Decision and the Act and is hereby approved.

The Department further concludes that allowing the generating assets formerly used for retail sales and reflected in CL&P's rate base to be removed from rate base and no longer used for retail purposes (1) will benefit consumers, (2) is in the public interest, and (3) does not violate State law. In addition, the Department has sufficient regulatory authority, resources and access to books and records of CL&P and any associate, affiliate or subsidiary company to exercise its duties and the potential transaction between NGC, Select Energy and CL&P (1) will benefit consumers,
(2) does not violate any State law, (3) would not provide either affiliate an unfair competitive advantage by virtue of its affiliation and association with CL&P; and (4) is in the public interest. The Department also concludes that NRG and NGC are fully qualified to provide electric generation services in accordance with the requirements of Section 6(b)(3) of the Act.

	With the exception of the cost for terminating the Devon gas turbine lease, the Department concludes that the Company's methodology for calculating the proceeds is reasonable and hereby approves it. The Department reserves judgment of the actual costs until they are submitted for final approval. The Department will review the Devon lease cost as that time as well.

B.	ORDERS

For the following Orders, please submit an original and 10 copies of any requested material to the Executive Secretary, identified by Docket Number, Title and Order Number.

1. At the time of the sale, the Company shall submit to the Department an itemization of actual costs that will be used in the calculation of the proceeds. In addition, CL&P shall provide the Department with all journal entries resulting from the sale

2. The Company shall file with the Department a copy of the final document indicating that the terms and conditions of the sale are substantially as specified by CL&P and that no further material written or oral supplements to, or material modifications of, those terms and conditions shall be executed or accepted without the Department's approval. The Company shall include confirmation that it has received all other approvals required to complete the transaction.


DOCKET NO. 98-10-08RE02
DPUC REVIEW OF THE CONNECTICUT LIGHT AND
POWER COMPANY'S DIVESTITURE PLAN - SALE
OF ASSETS

This Decision is adopted by the following Commissioners:


Donald W. Downes

Glenn Arthur

Linda Kelly Arnold




                         CERTIFICATE OF SERVICE

	The foregoing is a true and correct copy of the Decision issued by the Department of Public Utility Control, State of Connecticut, and was forwarded by Certified Mail to all parties of record in this proceeding on the date indicated.



                                                       September 16, 1999

Louise E. Rickard                                             Date
Acting Executive Secretary
Department of Public
Utility Control